Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A — 16 OR 15D — 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2007
WOLSELEY PLC
(Translation of registrant’s name into English)
Parkview 1220, Arlington Business Park, Theale,
Reading RG7 4GA — England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82_______

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission	Page 1
The following documents are filed herewith:
INDEX
DOCUMENT

Exhibit 99.1	Acquisitions update	Jan 11, 2007

Exhibit 99.2	Director/PDMR Shareholding	Jan 15, 2007

Exhibit 99.3	Director/PDMR Shareholding	Jan 18, 2007

Exhibit 99.4	Total Voting Rights & Capital	Jan 19, 2007

Exhibit 99.5	Pre-Close Period Trading Statement	Jan 22, 2007

Exhibit 99.6	Major Interests in Shares	Jan 23, 2007

Exhibit 99.7	Director/PDMR Shareholding	Jan 23, 2007

Exhibit 99.8	Director/PDMR Shareholding	Jan 29,2007

Exhibit 99.9	Companies House Form 88(2)	Dec 12, 2007

Exhibit 99.10	Companies House Form 88(2)	Dec 21, 2006

Exhibit 99.11	Companies House Form 88(2)	Jan 10, 2007

Exhibit 99.12	Companies House Form 88(2)	Jan 15, 2007

Exhibit 99.13	Companies House Form 88(2)	Jan 16, 2007

Exhibit 99.14	Companies House Form 88(2)	Jan 16, 2007

Exhibit 99.15	Companies House Form 88(2)	Jan 18, 2007

Exhibit 99.16	Companies House Form 88(2)	Jan 19, 2007

Exhibit 99.17	Companies House Form 88(2)	Jan 22, 2007

Exhibit 99.18	Companies House Form 88(2)	Jan 23, 2007

Exhibit 99.19	Companies House Form 88(2)	Jan 26, 2007

Exhibit 99.20	Companies House Form 88(2)	Jan 26, 2007

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4
Exhibit 99.5
Exhibit 99.6
Exhibit 99.7
Exhibit 99.8
Exhibit 99.9
Exhibit 99.10
Exhibit 99.11
Exhibit 99.12
Exhibit 99.13
Exhibit 99.14
Exhibit 99.15
Exhibit 99.16
Exhibit 99.17
Exhibit 99.18
Exhibit 99.19
Exhibit 99.20

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER	Page 2
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
               WOLSELEY plc
      (Registrant)

Dated: February 1, 2007	By:	/s/ Mark J. White
Mark J. White
Group Company Secretary and Counsel